UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

QuadraMed Corporation

(Exact name of registrant as specified in its charter)

Delaware	52-1992861
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)

12110 Sunset Hills Road, Suite 600, Reston, VA	20190
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.01 par value per share	The NASDAQ Stock Market, LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☐

Securities Act registration statement file number to which this form relates:                      (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:            None (Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

EXPLANATORY NOTE

This amended Form 8-A is being filed to reflect the voluntary delisting of the common stock of QuadraMed Corporation (the “Company”) from the American Stock Exchange and the listing of such common stock on The NASDAQ Stock Market, LLC effective as of the opening of trading on July 9, 2008.

Item 1.	Description of Registrant’s Securities to be Registered.

The Company has 30,000,000 shares of authorized common stock, par value $0.01 per share. Holders of the Company’s common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably the dividends, if any, that may be declared from time to time by the Company’s Board of Directors (the “Board”) out of funds legally available for such dividends. In the event of a liquidation, dissolution or winding up of the Company, subject to the prior rights of outstanding preferred stock, the holders of common stock are entitled to share ratably in any remaining assets after payment of liabilities. The common stock has no preemptive or other subscription rights and is not subject to any future calls or assessments. There are no conversion rights or redemption or sinking fund provisions applicable to shares of common stock. All of the outstanding shares of common stock are validly issued, fully paid and nonassessable.

The Company’s amended and restated Certificate of Incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Company’s amended and restated Certificate of Incorporation and Bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can be called only by (1) the Chairman of the Board, (2) the Chairman or the Secretary at the written request of a majority of the total number of directors which the Company would have if there were no vacancies upon not fewer than 10 nor more than 60 days’ written notice, or (3) the holders of shares entitled to cast not less than 10 percent of the votes at such special meeting upon not fewer than 10 nor more than 60 days’ written notice. Any request for a special meeting of stockholders must be sent to the Chairman of the Board and the Secretary and must state the purposes of the proposed meeting. The only business that may be transacted at a special meeting of stockholders is the purpose(s) stated in the notice of special meeting.

The Bylaws establish advance notice procedures for stockholder proposals to be brought before an annual meeting of stockholders of the Company, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of a meeting or validly brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has given the Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the Bylaws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at an annual meeting, these procedures may have the effect of prohibiting stockholders from raising proposals at annual meetings if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

The Company’s amended and restated Certificate of Incorporation also contains a provision requiring the affirmative vote of at least 66 2/3% of the Company’s outstanding voting stock to approve any of a broad range of business combinations with a person or an affiliate or associate of such person, which is (or as a result of the transaction would be) an “interested stockholder.” Under this provision, an “interested stockholder” is defined as any person who:

•	was the owner of 15% or more of the Company’s outstanding voting stock at any time within the two-year period immediately prior to the consummation of the proposed business combination;

•	is an affiliate or associate of the Company and at any time during such two-year period owned 15% or more of the Company’s outstanding stock; or

•	succeeds to any shares of the Company’s voting stock which at any time during such two year period were owned by an interested stockholder, in a transaction not involving a public offering.

This 66 2/3% vote is not required if the business combination has been approved by two-thirds of the Board.

The Company’s amended and restated Certificate of Incorporation and Bylaws provide that the affirmative vote of holders of at least 66 2/3% of the total votes, eligible to be cast in the election of directors, is required to amend, alter, change or repeal certain of their provisions.

The foregoing summary is a description of the material terms of the Company’s common stock. This summary is not intended to be a complete description of the common stock, and it is subject in all respects to the applicable provisions of Delaware law and is qualified in its entirety by the provisions of the Company’s amended and restated Certificate of Incorporation and Bylaws, as set forth in the Exhibits to this registration statement which are incorporated by reference in response to this Item 1.

Item 2.	Exhibits.

3.1	Fourth Amended and Restated Certificate of Incorporation of QuadraMed Corporation (Exhibit 3.1 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on June 16, 2008).

3.2	Amended and Restated Bylaws of QuadraMed Corporation (Exhibit 3.1 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 4, 2008).

4.1	Form of Common Stock Certificate, par value $0.01, attached hereto.

SIGNATURE

Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 8, 2008

QuadraMed Corporation

/s/ David L. Piazza
David L. Piazza
Executive Vice President and Chief Financial Officer